Exhibit 99.22

Consent of George Lightwood
Orla Mining Ltd.
Annual Report on Form 40-F
Registration Statement on Form F-10

I, George Lightwood, PE consent to the following in connection with the Annual Report on Form 40-F for the year ended December 31, 2020 (“Annual Report”), and Registration Statement on Form F-10 (File No. 333-252957), as amended (“Registration Statement”) of Orla Mining Ltd.:

(i)	the quotation, inclusion or summary of those portions prepared by me of the technical report entitled “Cerro Quema Project — Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits, dated August 15, 2014, with an effective date of June 30, 2014 (the “Technical Report”); and

(ii)	the use of and references to my name;

in each case, were used or incorporated by reference into the Annual Report, Registration Statement and exhibits thereto.

/s/ George Lightwood
George Lightwood, PE

Dated: March 19, 2021